UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

TIS Kabushiki Kaisha
Kabushiki Kaisha INTEC Holdings

(Names of Subject Company)

TIS Inc.
INTEC Holdings, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

TIS Inc.
INTEC Holdings, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))


07087952

TIS Inc.
Attn.: Iwao Sakuma
General Manager
Corporate Planning Division
TIS Takeshiba Bldg., 1-14-5, Kaigan,
Minato-ku, Tokyo 105-8624
Japan
(phone number: 81-3-5402-2007)

INTEC Holdings, Ltd.
Attn.: Kiyoshi Imai
General Manager
General Affairs Department
5-5, Ushijimashin-machi,
Toyama City 930-0856,
Japan
(phone number: 81-76-444-1111)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated December 13, 2007 of TIS Inc. and INTEC Holdings, Ltd. announcing the establishment of a holding company.
2	English translation of a presentation material dated December 13, 2007 of TIS Inc. and INTEC Holdings, Ltd. announcing the establishment of a holding company.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press release and the presentation material included as Exhibit 1 and Exhibit 2, respectively.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of TIS Inc. and INTEC Holdings, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIS Inc.

By: ______________________________

Name: Susumu Okamoto
Title: President

Date: December 13, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEC Holdings, Ltd.

By: 

Name: Tetsuo Nakao
Title: Chairman & President, CEO

Date: December 13, 2007

EXHIBIT 1

TOKYO:35558.4

[Translation]

December 13, 2007

For Immediate Release

Company Name:	TIS Inc.
Representative:	Susumu Okamoto, President
Code No.:	9751 First Section of Tokyo Stock Exchange and Osaka Securities Exchange
Contact:	Iwao Sakuma, General Manager, Public Relations Office (Phone 03-5402-2007)

Company Name:	INTEC Holdings Ltd.
Representative:	Tetsuo Nakao, Chairman & President, CEO
Code No.:	3819 First Section of Tokyo Stock Exchange
Contact:	Kiyoshi Imai, General Manager, General Affairs Dept. (Phone 076-444-8000)

Basic Agreement between TIS Inc. and INTEC Holdings Ltd. Regarding the Management Integration by Establishing a Joint Holding Company

TIS Inc. ("TIS") and INTEC Holdings Ltd. ("INTEC Holdings") are pleased to announce that we reached a basic agreement for establishing a joint holding company ("Joint Holding Company") as of April 1, 2008 (tentative) by way of a stock transfer ("Stock Transfer") and signed the Basic Agreement with regard to our management integration ("Basic Agreement") after the resolution was adopted at the Board of Directors Meeting held at each company today.

Prior to the effective date of the Stock Transfer, the shares of TIS will be delisted on the Tokyo Stock Exchange ("TSE") and the Osaka Securities Exchange ("OSE") while the shares of INTEC Holdings will be delisted on the TSE. The Joint Holding Company newly-incorporated through the Stock Transfer intends to apply for listing of its shares on TSE.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Purpose of the Management Integration by Stock Transfer

(1) Background and Purpose of the Integration

With the solid economy, IT service industry is expected to gradually and continuously grow because of the stable IT investment particularly in the financial and manufacturing sectors. On the other hand, customers today have become increasingly conscious about the cost-effectiveness of IT investment, and their requirements are getting more advanced as a result of the IT technological innovation and the improvement of network infrastructure. In addition, the business environment of the IT service industry may not necessarily be optimistic because the competition is intensifying due to the increased off-shore development in China, India etc., the customer lock-in through the M&As by major IT players and the emergence of new competitors. Given such a business environment, it is essential to deliver more additional value to the customers and maintain the growth as one of the top IT service companies by expanding the customer base as the stable resource of revenue and reinforcing the areas of strength.

TIS and INTEC Holdings have each grown as independent IT service companies. To accomplish further growth, they now determined that it is necessary to share and utilize their management resources, customer base, and technological expertise to significantly improve their corporate values. In particular, considerable synergies can be found in the sectors of credit card, manufacturing and chemicals, in which TIS has expertise, and in the sectors of banking and insurance, in which INTEC Holdings excels.

Upon the integration, both companies will provide the customers with maximized additional value and further contribute to the society by fully utilizing the strengths of each company while respecting the corporate history and culture of each other. In order to maximize the corporate values and to establish the leading position in the IT services, TIS and INTEC Holdings will strive to achieve the management integration and innovation and the generation of synergies at an earliest possible time.

(2) Effects of the Integration and its Basic Strategies

① Increase profit-earning opportunities by improving basic strengths

- Aggressively pursue large transactions, capital investment, R&D investment and M&A opportunities by expanding the stable earning base
- Establish a sustainable and effective service delivery system by improving resource mobilizing capability and diversifying human resources
- Strengthen capabilities to provide solutions and improve profitability by sharing technologies and know-how

② Establish differentiated areas of strength and accelerate the growth

- Establish a competitive advantage by utilizing the rich domain expertise in the credit card, banking, insurance and chemical industries
- Significantly increase the profit by synergetic effects in the areas such as retail industry
- Increase additional values in the outsourcing business, in which both companies have strong backgrounds, and further seek customer demand

2. Summery of Stock Transfer

(1) Schedule of Stock Transfer

Board of Directors Meeting to approve the Basic Agreement	December 13, 2007 (Thursday)
Execution of the Basic Agreement on Stock Transfer	December 13, 2007 (Thursday)
Public Notice of the record date for Extraordinary Shareholders' Meeting	December 14, 2007 (Friday) (planned)
Record Date of Extraordinary Shareholders' Meeting	December 31, 2007 (Monday) (planned)
Board of Directors Meeting to approve the Definitive Agreement and the Stock Transfer Plan	January 28, 2008 (Monday) (planned)

Execution of the Definitive Agreement	January 28, 2008 (Monday) (planned)
Extraordinary Shareholders' Meeting to approve the Stock Transfer Plan	February 15, 2008 (Friday) (planned)
Date to be placed on the list of "Shares to be Delisted on Osaka Securities Exchange" (TIS only)	February 16, 2008 (Saturday) (planned)
Delisting at Osaka Stock Exchange (TIS only)	March 16, 2008 (Sunday) (planned)
Delisting at Tokyo Stock Exchange (TIS and INTEC Holdings)	March 26, 2008 (Wednesday) (planned)
Effective date of Stock Transfer	April 1, 2008 (Tuesday) (planned)
Registration of the newly incorporated Joint Holding Company (Effective date)	April 1, 2008 (Tuesday) (planned)
Listing of the Joint Holding Company	April 1, 2008 (Tuesday) (planned)
Delivery of the share certificates of the Joint Holding Company	Late May, 2008 (planned)

Please note that the schedule may be changed upon mutual consultation of both companies in the course of conducting the procedure.

(2) Allotment upon the Stock Transfer (Stock Transfer Ratio)

Company	TIS	INTEC Holdings
Stock Transfer Ratio	1.00	0.79

(Note 1) 1 share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of TIS; and 0.79 share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of INTEC Holdings upon this Stock Transfer.

However, the above-mentioned Stock Transfer Ratio may be changed upon mutual consultation between both companies if any underlying condition of the calculation materially changes.

(Note 2) Number of new shares to be issued by the Joint Holding Company (tentative)

86,367,599 Shares of Common Stock

The above number of shares is based on the total number of outstanding shares issued by both companies as of the end of November 2007.

However, upon occurrence of certain events including exercise of any share purchase warrant prior to the date of the incorporation of the Joint Holding Company, the number of shares to be issued by the Joint Holding Company may be changed.

(3) Calculation Basis of Stock Transfer Ratio, and Other Matters

(i) Calculation Basis

In order to secure the fairness of calculation of the Stock Transfer Ratio to be used in this Stock Transfer, TIS retained Nomura Securities Co., Ltd. ("Nomura") while INTEC Holdings retained Mitsubishi UFJ Securities Co., Ltd. ("MUS") as their financial advisors respectively and asked each of them to calculate the Stock Transfer Ratio.

TIS received the following valuation report from Nomura prior to the Board of Directors Meeting held to approve the execution of the Basic Agreement regarding the management integration.

Nomura performed a Market Share Price Analysis on the market share prices of TIS and INTEC Holdings in addition to conducting a Comparable Companies Analysis and a DCF (Discounted Cash Flow) Analysis. The results of the valuation under each method are as follows. The ranges of the Stock Transfer Ratio shown below are the relative valuation ranges of INTEC Holdings common stock for 1 share of TIS common stock.

	Method Used	Range of Stock Transfer Ratio
1	Market Share Price Analysis	0.69 to 0.75
2	Comparable Companies Analysis	0.38 to 0.97
3	DCF Analysis	0.78 to 0.92

Under the Market Share Price Analysis, the closing share price as of the reference date and the average of closing share prices over the one-month period preceding the reference date were adopted, given that the reference date is December 7, 2007.

In calculating the Stock Transfer Ratio, Nomura generally utilized the information provided by both companies, information available to the public and other information, and assumed that all of the materials and information used by it were accurate and complete and did not verify the accuracy and completeness thereof. Nomura did not independently value, appraise or assess the assets and liabilities (including any contingency liability) of both companies and their affiliates, including analysis and valuation of each asset and liability, and did not ask any third party institution for appraisal or assessment. In addition, Nomura assumed that the information regarding the financial forecast and expected synergetic effects of both companies was reasonably prepared based on the best predictions and determinations currently available to the management of both companies. Nomura's valuation reflected the information and economic conditions as of December 7, 2007.

INTEC Holdings received the following valuation report from MUS prior to the Board of Directors Meeting held to approve the execution of the Basic Agreement regarding the management integration.

MUS performed a Market Share Price Analysis, a DCF (Discounted Cash Flow) Analysis and a Comparable Companies Analysis for multifaceted valuation of the market share prices, future profitability and other factors of both companies. The results of the analysis under each method are summarized below. The ranges of Stock Transfer Ratio shown below are the relative valuation ranges of INTEC Holdings common stock for 1 share of TIS common stock.

	Method Used	Range of Stock Transfer Ratio
1	Market Share Price Analysis	0.68 to 0.86
2	DCF Analysis	0.56 to 0.88
3	Comparable Companies Analysis	0.39 to 0.64

Under the Market Share Price Analysis, in order to reflect the recent important disclosures by both companies, MUS calculated the valuation ranges of the Stock Transfer Ratio for the following three periods based on the reference date, December 7, 2007: (i) November 16 to December 7, 2007 (the period between the first business day after the announcement of INTEC Holdings' FY2007 interim financial results and the reference date); (ii) November 8 to December 7, 2007 (one month period immediately preceding the reference date); and (iii) October 29 to December 7, 2007 (the period between the first business day after the announcement of the restated FY2007 financial forecast of TIS and the reference date).

In calculating the Stock Transfer Ratio, MUS utilized the information provided by both companies, information available to the public and other information, and assumed that all of the materials and information used by it were accurate and complete and did not verify the accuracy and completeness thereof. MUS did not independently value, appraise or assess the assets and liabilities (including any contingency liability) of both companies and their affiliates, including analysis and valuation of each asset and liability. In addition, MUS assumed that the information regarding the financial forecast of both companies was reasonably prepared based on the best predictions and judgment currently available to the management of both companies. MUS's valuation reflected the information and economic conditions as of December 7, 2007.

TIS, by referring to the Stock Transfer Ratio calculated by Nomura, and INTEC Holdings, by referring to the Stock Transfer Ratio calculated by MUS, comprehensively examined each other's financial conditions, status of assets, future prospects and various other factors, and continued careful discussions about the Stock Transfer Ratio. As a result, each company has determined that the Stock Transfer Ratio set forth in 2. (2) is appropriate.

TIS is currently taking several major initiatives to ensure the completion of pending cases including a large transaction, and thus expects in the significant costs and losses of opportunities due to having many expert engineers devoted in those initiatives in the FY03/2008. The impact of the large transaction is expected to decrease considerably in FY03/2009, and the operating profit is expected to recover to the level of FY03/2006. As for the FY03/2010 and FY03/2011, TIS expects further increase in earnings by using the operational know-how learned from such transaction.

INTEC Holdings expects no significant increase or decrease in their profit plan.

(ii) Background of Calculation

As aforementioned, TIS and INTEC Holdings asked Nomura and MUS respectively to calculate the Stock Transfer Ratio for this transaction. Based on the calculation results reported by these third party institutions, TIS and INTEC Holdings comprehensively examined each other's financial conditions, status of assets, future prospects and other factors, and continued careful discussions. As a result, each company finally has determined on December 13, 2007 that the Stock Transfer Ratio set forth in 2. (2) is appropriate.

(iii) Relationship with the Calculation Agents

Nomura, the calculation agent, is not an affiliate of TIS.MUS, the calculation agent, is not an affiliate of INTEC Holdings.

(4) Treatment of the Share Purchase Warrants and the Share Purchase Warrant Bonds of the Wholly-Owned Subsidiaries

With regard to the Share Purchase Warrants issued by TIS, TIS is contemplating that the Joint Holding Company would issue and deliver to the holders of subject warrants the alternative Share Purchase Warrants of the Joint Holding Company in consideration of the conditions of each warrant and the Stock Transfer Ratio.

The treatment of the Share Purchase Warrants issued by INTEC Holdings will be determined shortly.

TIS and INTEC Holdings have not issued any Share Purchase Warrant Bond.

(5) Dividend Payments from the Retained Earnings

As for the year-end dividend for the fiscal year ending in March 2008, TIS and INTEC Holdings intend to make the dividend payments of 17 yen per share and 9 yen per share respectively, as forecasted in their Mid-term Summary of Financial Statements (Kessan Tanshin) for the FY03/2008, in order to maintain their stable dividend payments.

(6) Promotion System of the Management Integration

For the smooth and prompt achievement of the management integration, both companies will organize the Integration Committee with several subcommittees by subject to promote the management integration.

(7) Application for Listing of the Joint Holding Company

TIS and INTEC Holdings will apply for listing of the shares of the newly-incorporated Joint Holding Company on the TSE. The planned date of listing is April 1, 2008. As a result of this Stock Transfer, the shares of TIS listed on the OSE will be delisted on March 16, 2008 (planned) while the shares of TIS listed on the TSE will be delisted on March 26, 2008 (planned). The shares of INTEC Holdings listed on the TSE will be delisted on March 26, 2008 (planned).

3. Overview of the Parties of the Stock Transfer (as of September 30, 2007)

(1)	Trade Name	TIS Inc.	INTEC Holdings Ltd.
(2)	Business	Outsourcing Services, Software Development, and Solution Services in relation to IT Investment	IT/Communication, Leasing, Real Estate Leasing/Management, and other businesses
(3)	Date Established	April 28, 1971	October 2, 2006
(4)	Head Office Address	11-30 Enoki-cho, Suita-city, Osaka	5-5 Ushijima Shinmachi, Toyama-city, Toyama
(5)	Representative	Susumu Okamoto, Representative Director - President	Tetsuo Nakao, Representative Director - Chairman and President, CEO
(6)	Capital	23,110 million yen	10,032 million yen
(7)	No. of Shares Issued	45,336,787 shares	51,935,737 shares
(8)	Net Assets (Consolidated)	89,277 million yen	43,879 million yen
(9)	Total Assets (Consolidated)	168,119 million yen	135,869 million yen
(10)	End of Fiscal Year	March 31	March 31
(11)	No. of Employees (Consolidated)	9,015	5,751
(12)	Major Clients	JCB Co., Ltd. KOMATSU LTD. Mitsubishi UFJ NICOS Co., Ltd. And others	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Nissay Information Technology Co., Ltd. Mitsubishi Electric Information Network Corporation And others
(13)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan, Ltd. (Trust A/C) 7.5% Japan Trustee Services Bank, Ltd. (Trust A/C) 5.7% The Bank of Tokyo Mitsubishi UFJ, Ltd. 2.7%	Japan Trustee Services Bank, Ltd. (Trust A/C) 11.5% The Master Trust Bank of Japan, Ltd. (Trust A/C) 5.4% The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust A/C, Mitsubishi Electric Trust A/C) 3.9%
(14)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. First Bank of Toyama The Hokkoku Bank, Limited
(15)	Relationships between the Parties	Capital Relations	Not applicable.
		Personnel Relations	Not applicable.
		Trade Relations	Not applicable.
		Applicability to the status as an affiliate	Not applicable.

(16) Consolidated Business Performance for the Past 3 Years (Unit: million yen)

	TIS			INTEC Holdings HD		
Fiscal Year	03/2005	03/2006	03/2007	03/2005	03/2006	03/2007
Sales	199,648	209,922	211,581	–	–	115,483
Operating Income or (Loss)	14,996	11,567	(0)	–	–	9,588
Current Income	15,111	11,995	1,216	–	–	8,391
Net Income or (Loss)	7,257	5,892	(818)	–	–	4,960
Net Income per Share or (Loss) (yen)	157.36	127.73	(18.05)	–	–	101.54
Annual Dividend per Share (yen)	27.00	27.00	27.00	–	–	8.00
Shareholders' Equity per Share (yen)	1,726.69	1,887.63	1,770.18	–	–	835.68

* The record of business performance of INTEC Holdings is limited to FY03/2007 because INTEC Holdings was established in October 2006.4.

4. Information of the Company to be Newly Incorporated upon Stock Transfer

(1)	Trade Name	IT Holdings Corporation
(2)	Business	Management of the Group and its subsidiaries and the services pertaining to it
(3)	Head Office Address	5-5 Ushijima Shinmachi, Toyama-city, Toyama
(4)	Representative Directores to be Appointed	Tetsuo Nakao, Chairman & Representative Director Susumu Okamoto, President & Representative Director
(5)	Capital	10,000,000,000 yen
(6)	Net Assets	To be determined.
(7)	Total Assets	To be determined.
(8)	End of Fiscal Year	March 31

(9) Summary of the Accounting Treatment

The summary of the accounting treatment with regard to the management integration will be announced as soon as determined.

(10) Future Outlook

The business outlook after the integration will be discussed at the Integration Committee and its subcommittees to be organized by both companies. The performance forecast of the Joint Holding Company will be announced as soon as made available.

EXHIBIT 2

TOKYO:35558.4

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TIS Inc. INTEC Holdings, Ltd.

Presentation

December 13th, 2007


TIS


INTEC





Overview of IT Holdings

Overview of IT Holdings

Name	IT Holdings Corporation
Head office	Toyama, Toyama Prefecture
Date of establishment	April 1st, 2008 (Planned)
Fiscal year end	March
Structure	Establishment of a joint holding company by TIS and INTEC Holdings
Stock exchange	Tokyo Stock Exchange Section 1
Exchange ratio	TIS : INTEC Holdings = 1 : 0.79
Chairman	Tetsuo Nakao (Currently Chairman & President, CEO of INTEC Holdings)
President	Susumu Okamoto (Currently President of TIS)

Image of Post-Integration


Former TIS shareholders
Former INTEC Holdings shareholders
IT Holdings
100%
100%
TIS
INTEC Holdings

Integration Schedule

2007/12/13	Board resolution to approve the Basic Agreement
2007/12/31	Record date of Extraordinary Shareholders' Meeting
2008/01/28	Board resolution to sign the DA and approve the Stock Transfer Plan
2008/02/15	Extraordinary Shareholders' Meeting
2008/04/01	Effective Date of Stock Transfer Listing of the joint holding company


TIS


INTEC

Background of the Integration

Customer Trend

- Domestic IT service market keeps gradual growth
- Customers are more conscious of the cost- effectiveness of IT investment
- Customers' requirements became more advanced as a result of IT technological innovation and improvement of network infrastructure
- Customer base and project size became larger along with the industry consolidation centering on the financial sector

Competitive Environment

- Customer lock-in through M&As by the leading IT service companies
- Intensified price competition due to the adoption of off-shore development in China, India, etc. as well as the market entry by foreign competitors
- Emergence of strong competitors through reorganization of IT subsidiaries and business expansion into the IT service sector by large enterprises

In order to keep growing as the top IT service company

Scale Expansion and Pursuit of Evolution through Synergies


TIS


INTEC

Objective of the Integration

Scale Expansion and
Pursuit of Evolution through Synergies



Increase profit-earning opportunities by improving basic strengths

- Aggressively pursue large transactions, capital investment, R&D investment and M&A opportunities by expanding the stable earnings base
- *Establish a sustainable and effective service delivery* system by improving resource mobilizing capability and diversifying human resources
- Strengthen capability to provide solutions and improve profitability by sharing technologies and know-how

Establish differentiated area of strength to accelerate the growth

- Establish a competitive advantage by utilizing the rich domain expertise in the credit card, banking, insurance and chemical industries
- *Significantly increase the profit by synergetic effect in* the areas such as retail industry
- Increase additional values in the outsourcing business, in which both companies have strong backgrounds, and further seek customer demand





Basic Strategies (1/2)

1 Aggressively pursue large transactions, capital investment, R&D investment and M&A opportunities by expanding the stable earnings base

- Aggressively invest in human capital development, technology enhancement, service diversification and differentiation
- Invest through M&A to further expand the scale and to strengthen network services and consulting capability
- Pursue large transactions by improving basic strengths of the company

2 Establish a sustainable and effective service delivery system by improving resource mobilizing capability and diversifying human resources

- Allocate "human capital" in an optimized position throughout the Group
- Aggressively use off-shore and local software production sites. Make further alliance with core partners.
- Secure competent human resources by improving the brand power

3 Strengthen capability to provide solutions and improve profitability by sharing technologies and know-how

- Increase the additional value by strengthening consulting capability and ability to demonstrate high-quality proposals
- Strengthen project management and develop the engineering platform
- Improve customer satisfaction by delivering the optimized solutions

Basic Strategies (2/2)

4 Establish a competitive advantage by utilizing the rich domain expertise in the credit card, banking, insurance and chemical industries

- Improve the services both in quality and volume by integrating consulting capability and operational know-how. Establish the branding in each industry.
- Establish core solutions in the areas of strong industries and businesses processes and accelerate the evolution.
- Improve profitability by making the core solution de-facto along with its horizontal deployment

5 Significantly increase the profit by synergetic effect in the areas such as retail industry

- Enhance the marketing and sales capability within the retail industry by synergizing the strengths of both companies in core systems as well as credit card and EDI, etc.
- Pursue further profit-earning opportunities by cross-selling to the existing customer base
- Develop new business areas through sharing knowledge and know-how in the credit card and electronic money businesses

6 Increase additional values in the outsourcing business, in which both companies have strong backgrounds, and further seek customer demand

- Diversify and enrich services in the area of "Network + Computer"
- Differentiate and expand the stock business by developing unique services such as Saas, ASP and BPO
- Expand the high value-added services by enriching functions of the existing data centers and develop next generation data centers





Potential Synergy Areas and Corporate Value to be Created



To increase revenue
Increase Business Opportunities with Next Gen. Data Centers
Expand and Create New Services and Solutions
Increase Revenue by Cross-selling
Enhance the Service Delivery Power by Improving Resource Mobilizing Capability
Increase Additional Value by Strengthened Consulting Capability and Ability to Demonstrate High-Quality Proposals
To improve profitability
Control Investment by Sharing Data Centers
Enhance Profitability by Improving the Productivity of Software Development
Improve Efficiency by Integrating Duplication/ Peripheral Business
Increase C/F by Reducing Administrative Expenses and Improved Efficiency of the Capital Operation

Synergetic Effect in FY2010

Sales 20bn yen

Operating Profit 3bn yen

Synergy Effect: Software Development

Large scale investments are expected in credit card and insurance industries in which both companies have strength

Management Integration

Enables them to obtain larger upstream transactions

About 10bn yen Revenue Increase in Software Development





Synergy Effect: Outsourcing

TIS

- Provides high quality services such as business operation and security
- Covers wide range of services from data center to BPO, etc.
- Possesses highly reliable data centers

INTEC Holdings

- Possesses technological expertise and know-how in network outsourcing
- Develops data centers in major cities throughout the country
- Achieved successful business record in "@Tokyo"

Management Integration

The next generation data centers
based on their expertise in outsourcing business

[Features of Outsourcing Business]
+ Grows at stable and continuous pace + Improves profitability by better operation

TIS INTEC

Synergy Effect: Regional Complementarities in Outsourcing

To be the top runner of outsourcing business using the data centers in large metropolitan area
- Holds data centers in all the major government-ordinance-designated cities -


Existing Data Centers
TIS data center
INTEC Holdings data center

Establishment of a data center in Tianjin, China (in 2008)

TIS

INTEC

Future Image of New IT Holdings

Contribute to the Customers by Creating New Value with ICT



Operation
×
Technology
×
Industry
ting
Develop ment
Manage- ment
BPO
Application
Middleware
Hardware
Network
Credit
Banking
Insurance
turing
Retail
Industry Knowledge
Project Management
Methodology

Combination


TIS


INTEC

FY 2010 Targets of IT Holdings

	FY2007 Forecast[1]	**FY2010 Targets**	CAGR
Sales (bn yen)	325	**400**	Approx. 7%
Operating Profit (bn yen)	18	**40**[2]	Approx. 30%
Operating Margin (%)	5.5%	**10%**	-

(1) FY2007 Forecast is the simple aggregated value of both companies' FY2007 interim consolidated forecast.
(2) As the accounting method for this integration has not been determined, the impact on the goodwill is not reflected in the Operating Profit target for FY2010.

[Mid-term Targets] The early achievement of 500bn yen in Sales and 50bn yen in Operating Profit

• The details of the plan will be announced separately upon completion of examination by the Integration Committee.

TIS

INTEC

Integration Committee



Integration Committee
Integration Support Office
Business Planning
General Secretary and Legal
PR and IR
Finance and Accounting
HR
Information System
Business Strategy
R&D

TIS

INTEC

This document is based on information of TIS Inc., INTEC Holdings, Ltd. and the Joint Holding Company available as of the date of this presentation material, and is reasonably determined under a subjective assumption in some part. The future results may significantly differ, subject to various factors.

In addition, information on companies and other entities outside TIS Inc., INTEC Holdings, Ltd. and the Joint Holding Company that is recorded in this document has been, in principle, obtained from publicly available information and other sources. The accuracy and completeness of that information has not been verified by either TIS Inc. or INTEC Holdings, Ltd., and cannot be guaranteed.

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